Filed by SWS Group, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: SWS Group, Inc.

(Commission File No.: 000-19483)

The following transcript transcribes SWS Group, Inc.’s Third Quarter Fiscal 2014 Earnings Call held on May 7, 2014:

Corporate Participants

James H. Ross

President and Chief Executive Officer

J. Michael Edge

Chief Financial Officer

Operator	Good morning everyone and welcome to the SWS Group Quarterly Conference Call and Webcast. This is Misty Dierking of the SWS corporate staff. We are pleased that you could join us today.

The quarterly earnings press release can be found on our Web site at swst.com, or on the Yahoo Finance Website under SWS “News.” Market professionals on our distribution list should have received the slides for today’s call via email. If you would like to be added to our email list to receive press releases or to be notified of future quarterly calls, please contact us at (214) 859-6351.

This conference call is being Webcast live on the internet along with the accompanying slides at swst.com, where it will be archived for the next 30 days.

During the question and answer session, call participants may access the queue to submit a question by pressing star-one (*1) on their telephone.

This presentation contains forward-looking statements. Readers are cautioned that any forward-looking statements, including those predicting or forecasting future events or results, which depend on future events for their accuracy, embody projections or assumptions, or express the intent, belief or current expectations of the company or management, are not guarantees of future performance and involve risks and uncertainties.

Actual results may differ materially as a result of various factors, some of which are out of our control, including, but not limited to, volume of trading in securities, volatility and general level of securities prices and interest rates, liquidity in capital markets, availability of borrowings under credit lines, credit agreements and credit facilities, customer margin loan activity, credit-worthiness of our correspondents, trading counterparties and customers, the ability of our borrowers to meet their contractual obligations, the value of the collateral securing the loans that we hold, demand for real estate and investment banking services, general economic conditions, especially in Texas and New Mexico, changes in the commercial lending and regulatory environments and the ability to meet regulatory capital requirements and other factors discussed in our most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q, and in our other reports filed with and available from the Securities and Exchange Commission.

This conference also contains references to Non-GAAP financial information which is being presented to provide additional information regarding the company’s operations and should not be used in place of GAAP measures. Today’s slides include reconciliations of these Non-GAAP measures with the company’s GAAP results.

At this point, it is a pleasure to introduce Mr. Jim Ross, Chief Executive Officer of SWS.

Jim Ross	Thank you Misty and good morning everyone.

First let me introduce my co-presenter, Mr. Mike Edge, CFO of SWS Group.

Now on slide 5, our Agenda.

First I’ll touch on the consolidated results to the third quarter and highlight other important developments for SWS Group since our last earnings call and then Mike will provide detailed review of the numbers for the quarter, including a more detailed discussion of the bank’s results. And finally we’ll open it up for questions which is *1 on the telephone.

Turning to slide 6.

As you know, we announced in April that we have entered into a definitive merger agreement with Hilltop Holdings. Under the terms of the agreement, SWS shareholders will receive consideration of 0.2496 shares of Hilltop common stock and $1.94 cash for every share of SWS stock they own on the record date. Based on Hilltop’s March 31 closing price, this equates to $7.88 per share, a 30 percent premium to SWS’s pre-announced market price on January 9, 2014.

The merger of our two companies will create the leading Texas-based broker-dealer and the fourth largest Texas-based bank by deposits. Hilltop’s and SWS Group’s businesses are very complementary, and we believe the merger provides a compelling opportunity for SWS stockholders to participate in the significant upside potential of a larger, more diversified organization that is strongly capitalized and better positioned to compete in the marketplace. Hilltop has a strong reputation and proven track record of successfully integrating acquisitions, this gives us confidence that this combination will lead to additional opportunities to accelerate operating initiatives already under way.

We expect to close the transaction by the end of the calendar year, subject to customary closing conditions, including regulatory approvals and approval of SWS Group’s shareholders and we will communicate events as they develop through our public filings and press releases. In the meantime, as we pursue the completion of the merger, we are conducting our business as usual and remain focused on increasing revenues, controlling costs and improving our operating results. These are the topics we will discuss on today’s call.

And with that, I’ll turn back to our third quarter results.

At each of our four operating segments reported pre-tax profits in the third quarter, and they also showed improved pre-tax results as compared to last year’s quarter.

The Retail segment continued to demonstrate improved performance, as it increased pre-tax income to $2.4 million from $308,000 last year. While revenues remained consistent with last year’s quarter, advisory fees were up in all areas of this business, as assets under management increased by 22 percent. At the same time, operating expenses in the segment decreased by 8 percent and that was primarily due to decreases in commissions and other employee compensation expense.

The Institutional segment showed improvement in both net revenues and pre-tax income as compared to last year’s quarter. Net revenues were up 6 percent, driven by an increase in net gains on principal transactions, primarily in the municipal finance business. A 42 percent increase in taxable fixed income commissions, as compared to last year, was offset by decreases in both portfolio trading and municipal finance commissions.

Our Clearing segment net revenues in the third quarter increased to $5.1 million, from $4.5 million in last year’s quarter and while net income in this segment increased to $979,000, from a net loss of $617,000.

Our Bank reported a 74 percent increase in pre-tax income to $2.1 million despite lower revenues. We continue to strengthen the Bank, with classified assets decreasing to $40.9 million, or 22.9 percent of capital plus allowance for loan losses, at the end of the quarter, from $78.5 million, or 41.4 percent, at the same time last year.

The Bank also recorded a $1.6 million loan loss recapture in the quarter, contributing to a 33 percent decrease in operating expenses, as compared to last year. Other drivers of the decrease were declines in commissions and other employee compensation, as well as a decrease in REO-related expenses. As REO balances were $5.9 million at the end of the quarter, as compared to $23.7 million at the end of last year’s quarter.

On slide 7, net revenues were $65.7 million in the quarter, off slightly from $66.8 million last year. For the quarter we reported a pre-tax loss of 8.2 million dollars compared to a pre-tax loss of $9.6 million last year. Net loss after tax was $8.8 million, or 27 cents per diluted share in the third quarter compared to a net loss of $5.7 million, or 17 cents per diluted share, last year.

We closed the March quarter with book value per share of $9.37 versus $10.85 per share in the prior year. Assuming full exercise of the outstanding warrants, current book value per share would be $8.33.

On slide 8, in order to better understand the company’s performance, we believe it is helpful to compare our quarterly results after adjusting for the warrant valuation. The Bank’s loan loss recapture and the expenses associated with the proposed merger.

The fiscal 2014 third quarter included a $6.7 million unrealized loss from the warrant valuation adjustment, as compared to a $3.8 million unrealized loss in the same period last year. In addition, this year’s quarter included $2.4 million in expenses related to the proposed merger, as well as a loan loss recapture of $1.6 million, neither of which were included in last year’s third quarter. After adjusting both periods for these items the adjusted pre-tax loss for the fiscal 2014 third quarter was $648,000, compared to an adjusted pre-tax loss of $5.7 million last year.

On slide 9, as we previously discussed, our core priorities remain focused on improving operating results through both revenue and cost-control initiatives. Our broker-dealer business segments are well positioned to capitalize on the continued strength in the equity markets, with Retail and Clearing posting year-to-date improvement in fiscal 2014 versus the same period last fiscal year. And while the current low interest rate environment and market volatility pose challenges for our Institutional businesses, the segment continues to drive a significant share of our revenues and pre-tax results. We’ll continue to monitor developments and enhance our risk management strategies in response to these conditions.

We also have continued to reduce classified assets at the Bank and have made tremendous progress in those efforts with total classified assets down 48 percent at the end of the third quarter from the same time last year.

Now with that, I will turn it over to Mike for a review of our financial results for the quarter.

Mike Edge	Thanks Jim and good morning everyone.

Turning to slide 11, we provide detail on net revenues in the quarter.

Net revenues, that is total revenues less interest expense, were down 2% from last year, primarily on lower net interest revenue while operating revenues were flat.

Commission revenues were off $1 million from last year with net reductions in both the Retail and Institutional segments.

Investment banking and advisory fees increased $500,000 from last year. Retail advisory fee revenue drove the improvement with an increase of $1.1 million on a 22% increase in assets under management and Municipal Finance fees also increased by $300,000 on a more favorable mix of business. Taxable Fixed Income fees, however, fell $800,000 on weaker government agency underwriting activity.

Net gains on principal transactions increased $2.7 million from last year on improvements in both fixed income units. I will provide more detail on this revenue line item on the following slide.

Other revenues fell $2.3 million from last year. This included a $1.2 million reduction in gains on SBA loan sales, a $1 million decline in insurance revenues within our Retail segment, and a $700,000 decrease in deferred compensation revenue. Servicing fees received from a third-party administrator increased $500,000 in the quarter offsetting some of the impact of these items.

Net interest was off 9% versus last year primarily due to a reduction in the size of the bank’s loan portfolio and compression in the bank’s net interest margin.

Turning to slide 12, we provide more detail on the net gains on principal transactions revenue line.

We recorded total net gains on principal transactions of $8.2 million in the quarter, an improvement of 49% versus last year. Municipal Finance trading gains improved substantially on more robust market activity, characterized by improved liquidity as fears related to large-scale municipal defaults and potential changes to the U.S. tax code subsided. Taxable Fixed Income trading gains also improved versus last year on reduced market volatility. In addition, management continues to emphasize turnover in its inventory of securities owned.

Trading gains also improved 10% from the December quarter, with better performance in both of our fixed income units.

On the next slide, slide 13, you can see the breakdown of expenses for the quarter.

Total non-provision operating expenses were down 5% from last year. Compensation expense, which was down $3.3 million, was the primary driver of the cost savings. This improvement included a reduction of compensation and benefits of $2.5 million mainly related to headcount reductions we made in the first quarter of this fiscal year. In addition, we saw an $800,000 decline in expense associated with the value of the company’s deferred compensation plan assets.

Advertising and promotional expense was down $500,000 on lower travel and entertainment expense particularly in the Retail segment.

Other expenses were down slightly as ongoing legal and professional services fees and REO related expense savings helped to offset deal fees of $2.4 million related to the merger proposal.

We recorded a loan loss recapture of $1.6 million in the quarter. Given the continued improvement of the loan book, the reduction in historical losses, and further classified asset reductions, we felt that the additional recapture was warranted.

Lastly I will touch on the warrant valuation adjustment, which contributed $2.9 million of additional expense in the quarter as we recorded a loss on the warrant of $6.7 million compared to a loss of $3.8 million last year.

Now turning to slide 14, we detail the components of the compensation ratio.

Since our most significant cost typically relates to employees, we feel that our compensation ratio is a good metric to track the efficiency of our operations.

On a GAAP basis, the compensation ratio was 74.2% for the quarter versus 71.2% last quarter and 78% last year. While these numbers are appropriate we believe that it is helpful to make some adjustments in order to compare the ratios between periods and to our peer group.

Excluding the net interest expense associated with the $100 million loan from Hilltop and Oak Hill, the adjusted compensation ratio for the quarter was 70.7% versus 68% in the prior quarter and 74.5% last year.

Given our current levels of revenue, we believe that a blended compensation ratio in the low seventies is appropriate at this time.

While compensation expense was relatively unchanged from the previous quarter, reductions in certain revenue lines that do not impact compensation led to a higher blended ratio. These non-production related line items included reductions in revenue associated with the bank’s equity investments and interest rate swap transactions as well as lower deferred compensation revenue.

The improvement from last year was primarily due to headcount reductions in the first quarter of the current fiscal year.

Moving now to slide 15 you will see the key assumptions underlying the warrant valuation.

The $1.40 per share increase in our stock price from December was the primary driver of the $6.7 million increase in the value of the warrant. Which resulted in a corresponding unrealized loss on our financials for the quarter. Derived volatility was lower in the quarter due to the pending merger proposals.

Moving on to slide 16, we break out net revenues and pre-tax income for each of our four business segments.

All business segments were profitable and all showed improved pre-tax results versus the year ago quarter. However, pre-tax profits were down from the prior quarter in all businesses, except the Institutional segment.

Pre-tax profits in the Clearing segment were up $1.6 million from a year ago. Clearing fees were up 4% on improved general securities ticket volumes and third party servicing fees increased by $300,000. In addition, operating expenses were down $1 million from a year ago due to a 17% decrease in operations and technology expenses as well as compensation-related savings. Profits were down from the prior quarter primarily due to a decline in third-party servicing fees.

Retail segment profitability improved significantly compared to last year. While net revenues were relatively flat, lower expenses accounted for most of the improvement. Reduced salaries and benefits in the segment combined with lower payout within our independent contractor division on lower revenues resulted in compensation expense savings of $1.2 million. Additional savings in travel and entertainment expense further contributed to cost savings in the quarter. Profits were down from the prior quarter primarily due to seasonality in Retail production and a decline in third party servicing fees.

Institutional segment profitability improved 26% from last year. Net revenue gains of $1.7 million contributed significantly to the improvement. Trading gains improved $2.9 million from last year as we saw improvement in both our taxable and tax-exempt trading divisions as a result of more robust market condition and continued attention to turnover of securities owned. Investment banking and advisory fees were down $600,000 compared to last year. While, Municipal Finance fees improved due to a more profitable mix of deal flow, weaker government agency underwriting activity in our Taxable Fixed Income division offset these gains. Commission revenues were down $600,000 as well due to weaker volumes in both our Portfolio Trading and Municipal Finance businesses. Taxable Fixed Income, however, offset most of these declines with a 42% improvement in taxable commissions. Operating expenses increased 2% primarily due to a 1% increase in compensation expense, in line with stronger revenues and higher clearing fees related to recent technology upgrades in Portfolio Trading.

The bank recorded a $900,000 increase in pre-tax profits versus last year despite a $2.2 million reduction in net revenues. The net revenue decline included a $1.2 million reduction in net gains on SBA loan sales and a $599,000 increase in losses related to the Bank’s equity investments. These declines were partially offset by a $462,000 increase in the fair value of REO, as well as a $301,000 improvement in net gains on the sale of REO. Net interest revenue dropped $900,000 due to a 21% reduction in average loan balances and a 20 basis point reduction in net interest margin. Non-interest operating expenses were lower in the quarter, offsetting the decline in net revenues. As we recorded a loan loss recapture of $1.6 million in the quarter, compared to no provision or recapture last year. Excluding the recapture, other operating expenses decreased 17% from last year due to a 12% reduction in compensation, as well lower REO expenses and other problem asset related costs.

The decline in profitability from the prior quarter was primarily related to a smaller loan loss recapture and losses related to the value of the bank’s equity investments.

Moving on to slide 17, we display a number of key metrics from the quarter.

Clearing volumes decreased 29% from last year due to an 88% decline in tickets processed on behalf of high-volume correspondents. General securities ticket volume however, increased 9% from last year and 2% from December.

Employee headcount is down 1% from December and down 13% from a year ago. Most of this change is due to headcount reductions in September and positions eliminated through attrition.

Retail client assets increased 1% from December and 5% from last year. Net capital at the broker dealer remains strong at $148 million.

Moving on to Slide 18, we provide detail on the bank’s classified assets.

We continued to reduce classified assets in the quarter as total non-performing assets were down 7% from December and down 45% from last year. In addition, current classified assets fell 25% during the quarter and 52% from last year. Total classified assets of $41 million improved 15% from December and 48% from last year.

The classified asset ratio of 22.9% continued to improve from 27.2% in December and 41.4% last year.

Now turning to slide 19, we highlight some key bank statistics.

As mentioned earlier, this quarter included a loan loss recapture of $1.6 million on continued improvement in the performance of the loan book bringing the reserve-to-loan ratio down to 1.83%. While we believe that the current level of reserves is appropriate and more in line with our peer group, we will continue to reevaluate the allowance in light of overall loan growth, historical losses, and macro-economic trends.

The bank’s overall net interest margin of 2.79% is in line with the prior quarter and continues to reflect lower loan balances and more reliance on a lower yielding investment portfolio.

Moving to slide 20, we highlight a few key balances at the bank.

The bank’s investment portfolio ended March at $597 million. Gross loans held for investment of $566 million were up $28.4 million from December. While challenges remain in the mortgage purchase business due to the refinance market, other gross loans excluding mortgage purchase were up $45.5 million, or 10% from December largely due to our purchase of two loan pools in the quarter totaling $40 million. While we do not anticipate making additional purchases of this size in the near future, we believe these purchases were prudent and provide an opportunity to offset weakness that we continue to face in the mortgage purchase portfolio.

The bank ended the quarter with core capital of 13.9% and risk-based capital of 27.4%. The broker-dealer continues to provide 88% of the bank’s deposits.

Turning to slide 21 we provide detail on our categories of bank loans.

Mortgage purchase balances were down $17 million from December as lower levels of re-financings continue to weigh on balances. While we saw some level of stability versus the prior quarter, we expect continued market volatility and increased competition to present ongoing challenges in this business.

One to four-family loans increased $37.2 million from the end of December as we purchased two loan pools in the quarter totaling approximately $40 million, as previously mentioned. We also continue to see strength in the multi-family portfolio with balances up $10.5 million from December, but competition remains a factor in this business.

We believe our pipeline is strong and we expect to continue to show modest loan growth in the coming quarters.

With that, I will turn it back over to you Jim.

Jim Ross	Thanks Mike.

And in closing, I’d like to re-emphasize our core priorities. As we pursue completion of the merger with Hilltop Holdings, we will continue our efforts to improve operating results by pursuing revenue initiatives across our business lines, while controlling expenses. We’re focused on maintaining prudent hedging and risk management strategies in order to ensure that we are well positioned in the current market environment. And we will continue our successful efforts to reduce classified assets and strengthen the Bank as we pursue a conservative strategy to grow the loan book and expand our business.

I would like to thank our customers, employees and shareholders for your continued support and dedication, and thank you all for joining us on today’s call.

Now before we open it up for questions, I’d like to remind our listeners that the purpose of today’s call is to discuss our quarterly financial results. And we’ll thank you in advance for limiting your questions to this topic. And with that, I will open it up for questions, *1 on the telephone.

At this time it appears we have no questions. We’d like to thank everybody for joining us this morning and good-bye.

Operator	We do have one question sir.

I’m sorry, Mike Needham of KBW (Keefe, Bruyette & Woods, Inc.) is on the line.

Jim Ross	Well thank you.

Mike Needham	Hey, good morning everyone.

Jim Ross	Good morning Mike.

Mike Needham	Sorry it took a bit to get in – um to get through – so it looks like you guys are starting to see a bit of a pick-up in Municipal Finance despite the weak industry volume still so I guess if you could provide some color on what you’re seeing there that’s different and perhaps if the slow-down in refinancing is having less of an impact.

Jim Ross	Your question is why did we have a reasonably good quarter in Municipal Finance?

Mike Needham	Right.

Jim Ross	I think that we’ve got a very talented team in that area. We are very strong in particularly the Texas markets. There were issuance that came to market and we got I guess disproportionately more than our share. Now on your second question on are we seeing the refinance slow-down impact us, Mike, no not particularly.

Mike Needham	Ok, that’s fair and can you comment on your deal pipeline.

Jim Ross	Deal pipeline in which area?

Mike Needham	Municipal Finance.

Jim Ross	I think that you know in talking to the folks there and the guy that runs that, he’s encouraged in what we see out there in that deal pipeline. We, Texas is a good strong economy, that’s our primary area for underwriting. We have expanded into other markets. We’re becoming more and more involved in the California markets over in Kentucky, North Carolina, South Carolina, so I think that what you’re seeing today is a lot of work that’s gone into that department over the last two or three years that’s really starting to payoff. Richard’s added some people, he really tightened up his process and procedures on his inventory controls. He’s got his cost control and that’s always been a very well-run department for us and I think you’re just starting to see efficiencies and they’re competing hard and winning.

Mike Needham	Fair enough and within the Institutional business, taxable commissions, you looked like you had a nice pick-up in the fiscal third quarter. Can you give us some color on what’s driving that and whether it is just the low volatility issue or if you’re seeing a bit of improvement there.

Jim Ross	Well, I think you know I’m going to say a lot of the same things I just finished saying about taxable. That’s an area where we’ve added some talent, we’ve restructured some things and what they’re doing in there. They have had, you know it’s no secret, there’s been lots of volatility in those markets compared to the previous years. You know these guys are adapting to kind of the new norm and doing it very well. I don’t think there’s any one thing I can point and say shazam, this has happened. It’s just working hard and it’s paying off.

Mike Needham	Alright thank you.

Jim Ross	Thank you.

Operator	We have no more questions.

Jim Ross	You’re sure?

Operator	I’m sure.

Jim Ross	Ok, alright, thank you everybody, we appreciate it.

Operator	That concludes today’s conference, thank you for participating, please disconnect your lines at this time. Thank you.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Hilltop will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a proxy statement/prospectus of SWS and Hilltop, and SWS and Hilltop will each file other documents with respect to the proposed transaction and a definitive proxy statement/prospectus will be mailed to shareholders of SWS. Investors and security holders of SWS are urged to read the proxy statement/prospectus and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information. Investors and security holders of SWS will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by SWS or Hilltop through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by SWS will be available free of charge on SWS’s internet website at www.swst.com or by contacting SWS’s Investor Relations Department at (214) 859-1800. Copies of the documents filed with the SEC by Hilltop will be available free of charge on Hilltop’s internet website at www.hilltop-holdings.com or by contacting Hilltop’s Investor Relations Department at (214) 252-4029.

SWS, Hilltop, their respective directors and certain of their executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of SWS is set forth in its Annual Report on Form 10-K for the year ended June 30, 2013, which was filed with the SEC on September 6, 2013, its proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on October 3, 2013, and its Current Reports on Form 8-K, which were filed with the SEC on September 17, 2013 and October 1, 2013. Information about the directors and executive officers of Hilltop is set forth in its most recent proxy statement, which was filed with the SEC on April 30, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

From time to time we make statements (including some contained in this report) that predict or forecast future events, depend on future events for their accuracy, or otherwise contain “forward-looking” information and constitute “forward-looking statements” within the meaning of applicable U.S. securities laws. Such statements are generally identifiable by terminology such as “plans,” “expects,” “estimates,” “budgets,” “intends,” “anticipates,” “believes,” “projects,” “indicates,” “targets,” “objective,” “could,” “should,” “may” or other similar words. By their very nature, forward-looking statements require us to make assumptions that may not materialize or that may not be accurate. Readers should not place undue reliance on forward-looking statements and should recognize that such statements are predictions of future results, which may not occur as anticipated. Actual results may differ materially as a result of various factors, some of which are outside of our control, including:

•	failure to obtain the approval of shareholders of SWS in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	Hilltop’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	Hilltop’s ability to promptly and effectively integrate its and SWS’s businesses;

•	the diversion of management time on transaction-related issues;

•	the interest rate environment;

•	the volume of trading in securities;

•	the liquidity in capital markets;

•	the volatility and general level of securities prices and interest rates;

•	the ability to meet regulatory capital requirements administered by federal agencies;

•	the level of customer margin loan activity and the size of customer account balances;

•	the demand for real estate in Texas, New Mexico and the national market;

•	the credit-worthiness of our correspondents, trading counterparties and of our banking and margin customers;

•	the demand for investment banking services;

•	general economic conditions, especially in Texas and New Mexico, and investor sentiment and confidence;

•	the value of collateral securing the loans we hold;

•	competitive conditions in each of our business segments;

•	changes in accounting, tax and regulatory compliance requirements;

•	changes in federal, state and local tax rates;

•	the ability to attract and retain key personnel;

•	the availability of borrowings under credit lines, credit agreements and credit facilities;

•	the potential misconduct or errors by our employees or by entities with whom we conduct business;

•	the ability of borrowers to meet their contractual obligations and the adequacy of our allowance for loan losses; and

•	the potential for litigation and other regulatory liability.

Our future operating results also depend on our operating expenses, which are subject to fluctuation due to:

•	variations in the level of compensation expense incurred as a result of changes in the number of total employees, competitive factors or other market variables;

•	variations in expenses and capital costs, including depreciation, amortization and other non-cash charges incurred to maintain our infrastructure; and

•	unanticipated costs which may be incurred from time to time in connection with litigation, regulation and compliance, loan analyses and modifications or other contingencies.

Other factors, risks and uncertainties that could cause actual conditions, events or results to differ materially from our expectations discussed in this report include those factors described in SWS’s Annual Report on Form 10-K for the year ended June 30, 2013, under the heading “Risk Factors,” and our other reports filed with and available from the SEC. Our forward-looking statements are based on current beliefs, assumptions and expectations. No assurances can be given that any of the events anticipated by these forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on our actual results, levels of activity, performance, or achievements. All forward-looking statements speak only as of the date on which they are made and, except as required by law, we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances upon which any statement is based.